Exhibit 23.2

Independent Auditors’ Consent

The Board of Directors
Martin Midstream GP, LLC:

We consent to the use of our report dated February 26, 2003, with respect to the balance sheets of CF Martin Sulphur, L.P. as of December 31, 2002 and 2001, and the related statements of operations, changes in partners’ capital, and cash flows for the years ended December 31, 2002 and 2001 and the period from November 22, 2000 (inception) through December 31, 2000, included herein and to the reference to our firm under the heading “Experts” in the prospectus. Our report refers to a change in the method of accounting for goodwill in 2002.

/s/ KPMG LLP

Shreveport, Louisiana
December 22, 2003